UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

AIM IMMUNOTECH INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00901B105

(CUSIP Number)

Todd Deutsch

Ted D. Kellner

c/o Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

Attn: John J. Harrington

(216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00901B105

1.	Names of Reporting Persons Todd Deutsch
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,716,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,716,100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.0%(1)
14.	Type of Reporting Person IN

(1)

Percentage ownership based on 57,136,680 shares outstanding as reported in a prospectus supplement filed pursuant to Rule 424 by the Company with the Securities and Exchange Commission on July 25, 2024.

CUSIP No. 00901B105

1.	Names of Reporting Persons Ted D. Kellner
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 394,000
	8.	Shared Voting Power 1,099,000
	9.	Sole Dispositive Power 394,000
	10.	Shared Dispositive Power 1,099,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.6%(1)
14.	Type of Reporting Person IN

(2)

(1) Percentage ownership based on 57,136,680 shares outstanding as reported in a prospectus supplement filed pursuant to Rule 424 by the Company with the Securities and Exchange Commission on July 25, 2024.

SCHEDULE 13D

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2023 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed on August 7, 2023, Amendment No. 2 thereto filed on August 28, 2023, Amendment No. 3 thereto filed on January 3, 2024, Amendment No. 4 filed on July 15, 2024, Amendment No. 5 thereto filed on July 30, 2024 and this Amendment No. 6, the “Schedule 13D”) by Todd Deutsch and Ted D. Kellner (the “Reporting Persons”) with respect to the Common Stock, par value $0.001 per share, of AIM ImmunoTech Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 4 to the extent set forth below.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

Mr. Kellner plans to submit to the Company notice (the “Notice”) of his intent to nominate himself, Mr. Deutsch and Mr. Chioini for election to the Company’s board of directors at the 2024 annual meeting of stockholders. Mr. Kellner intends to submit the Notice well in advance of the deadline of September 13, 2024 set forth in the Company’s bylaws, as amended on July 31, 2024.

The Reporting Persons also continue to review legal options that may be available to them as a result of the board’s improper purpose and breach of the duty of loyalty (as found by the Delaware Supreme Court with respect to the Company’s 2023 bylaw amendments, and which the Reporting Persons believe have self-evidently continued thereafter).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: August 14, 2024

TODD DEUTSCH

By:	/s/ Todd Deutsch

TED D. KELLNER

By:	/s/ Ted D. Kellner